# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOLOWIN HOLDINGS, CIK 0001959224
CUSIP: G82759104
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Room 1910-1912A, Tower 3, China Hong Kong City 33 Canton Road, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 07/02/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002011770

## Reporting persons
- Vulcan Worldwide Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 772,872; shared voting power 0; sole dispositive power 772,872; shared dispositive power 0; aggregate amount beneficially owned 772,872 (1.576% of the class)
  Comment: This Amendment No. 1 to Schedule 13G ("Amendment No. 1") amends and supplements the information set forth in the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2024 (together with this Amendment No. 1, the "Schedule 13G"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13G. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13G.
  
  This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Class A ordinary shares of the Issuer.
  
  *This percentage is calculated based on 49,046,060 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2025.
- Xiaohang Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 772,872; shared voting power 0; sole dispositive power 772,872; shared dispositive power 0; aggregate amount beneficially owned 772,872 (1.576% of the class)
  Comment: *This percentage is calculated based on 49,046,060 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: SOLOWIN HOLDINGS
Address of issuer's principal executive offices: Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

## Item 4. Ownership
Amount beneficially owned: See row (9) of the cover page to this Amendment No. 1 for the aggregate amount of the Class A ordinary shares beneficially owned by each Reporting Person.
Percent of class: See row (11) of the cover page to this Amendment No. 1 for the percentage of the Class A ordinary shares beneficially owned by each Reporting Person.
Sole power to vote or to direct the vote: See row (5) of the cover page to this Amendment No. 1 for the shares as to which each Reporting Person has the sole voting power.
Shared power to vote or to direct the vote: See row (6) of the cover page to this Amendment No. 1 for the shares as to which each Reporting Person has the shared voting power.
Sole power to dispose or to direct the disposition: See row (7) of the cover page to this Amendment No. 1 for the shares as to which each Reporting Person has the sole dispositive power.
Shared power to dispose or to direct the disposition: See row (8) of the cover page to this Amendment No. 1 for the shares as to which each Reporting Person has the shared dispositive power.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Not applicable.

## Exhibits
Agreement by and between Vulcan Worldwide Holdings Limited and Xiaohang Zhang. with respect to the filing of this Schedule 13G.*

*Previously filed as an exhibit to Vulcan Worldwide Holdings Limited and Xiaohang Zhang's Schedule 13G filed with the SEC on February 13, 2024.

## Signatures
- Vulcan Worldwide Holdings Limited: /s/ Xiaohang Zhang, Xiaohang Zhang/Director (07/02/2025)
- Xiaohang Zhang: /s/ Xiaohang Zhang, Xiaohang Zhang (07/02/2025)